Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or ‘the Company’)

Summit Awarded Additional $12 Million by BARDA for Phase 3 Development

Programme of Ridinilazole for the Treatment of C. difficile Infection

•	Brings Total Committed Funding Under BARDA Contract to $44 Million

Oxford, UK, and Cambridge, MA, US, 16 August 2018 – Summit Therapeutics plc (NASDAQ:SMMT, AIM:SUMM), a leader in antibiotic innovation, today announces that it has been awarded an additional $12 million under its contract with the Biomedical Advanced Research and Development Authority (BARDA), a division of the U.S. Department of Health and Human Services, Office of the Assistant Secretary for Preparedness and Response. The funds will support the Phase 3 development programme for ridinilazole, the Company’s precision new mechanism antibiotic for the treatment of C. difficile infection (‘CDI’).

“BARDA’s continued support underlines the promise ridinilazole has as a potential front-line CDI treatment option which can treat the initial infection and address the key clinical issue of recurrent disease,” commented Mr Glyn Edwards, Chief Executive Officer of Summit. “We look forward to the planned initiation of the Phase 3 clinical trials which remains on track for the first quarter of 2019.”

Today’s award represents the first of three optional awards to be exercised under the BARDA contract. It brings the total committed BARDA funding to $44 million, which includes the base package of $32 million announced in September 2017. If BARDA exercises its remaining options in full, the total funding under the contract would increase up to $62 million. The $12 million in funding will be drawn down to specifically support drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities.

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly in the wider community with over one million estimated cases of CDI annually in the United States and Europe. CDI is caused by an infection of the colon by the bacterium C. difficile, which produces toxins that cause inflammation and severe diarrhoea, and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. Existing CDI treatments are predominantly broad-spectrum antibiotics, which cause further damage to the gut flora and are associated with high rates of recurrent disease. Reducing disease recurrence is the key clinical issue in CDI as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs. The economic impact of CDI is significant with one study estimating annual acute care costs at $4.8 billion in the US.

About Ridinilazole

Ridinilazole is a small molecule antibiotic that Summit is developing for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a targeted spectrum of activity that combined a potent bactericidal effect against all clinical isolates of C. difficile tested with minimal impact on other bacteria that are typically found in the gut microbiome. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In that trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. Ridinilazole was also shown to be highly preserving of the gut microbiome in the Phase 2 proof of concept trial, which was believed to be the reason for the improved clinical outcome for the ridinilazole-treated patients. In addition, ridinilazole preserved the gut microbiome to a greater extent than the marketed narrow-spectrum antibiotic fidaxomicin in an exploratory Phase 2 clinical trial. Ridinilazole, an orally administered small molecule, has received Qualified Infectious Disease

Product (‘QIDP’) designation and has been granted Fast Track designation by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include a potential extension of marketing exclusivity for an additional five years upon FDA approval.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance
James Stearns, Corporate Broking

MSL Group (US)	Tel:	+1 617 684 6557
Jon Siegal		Jon.siegal@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson / Lindsey Neville		summit@consilium-comms.com

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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